UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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Amendment No. 2. to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genta Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37245M504

(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,414,295 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,414,295 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,414,295
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.24%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.00%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.00%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,414,295 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,414,295 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,414,295
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.24%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,414,295 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,414,295 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,414,295
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.24%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 6,414,295 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 6,414,295 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,414,295
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 3.24%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Genta Incorporated
(b)	Address of Issuer's Principal Executive Offices
200 Connell Drive, Berkeley Heights, NJ 07922

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the "SPV"), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants thereon directly owned by it.

(ii) BAM Opportunity Fund, L.P. (the "Partnership"), a Delaware limited partnership that is a member of the SPV.

(iii) BAM Capital, LLC (the "General Partner"), which serves as the general partner of the Partnership.

(iv) BAM Management, LLC (the "Investment Manager"), which serves as the investment manager to the Partnership and the manager to the SPV.

(v) Mr. Hal Mintz who serves as a managing member of both the General Partner and the Investment Manager.

(vi) Mr. Ross Berman who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC
BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC

BAM Capital, LLC

BAM Management, LLC

44 Wall Street, Suite 1603

New York, NY 10005

Ross Berman

Hal Mintz
c/o BAM Capital, LLC

44 Wall Street, Suite 1603

New York, NY 10005

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.
BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC

BAM Capital, LLC - Delaware, U.S.A.

BAM Management, LLC - Delaware, U.S.A.

Ross Berman - U.S.A.

Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.001 par value (the "Common Stock")
(e)	CUSIP Number
37245M504

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, the SPV beneficially owned 6,414,295 shares of Common Stock. Of these shares, 4,498,045 consist of shares underlying convertible notes and 1,916,250 consist of shares underlying warrants. The convertible notes are subject to a further limitation on their conversion into common stock that limits the amount of convertible notes that may be converted into stock each week. For simplicity, this limitation has been disregarded for purposes of calculating beneficial ownership.

The SPV also holds a "greenshoe" right to purchase up to (a) an additional $800,000 in convertible notes, which are convertible into 8,000,000 shares of Common Stock, plus (b) accompanying warrants to acquire an additional 2,000,000 shares (i.e., 2.5 warrants for every $1 of convertible notes purchased). Those convertible notes and the accompanying warrants cannot be exercised or converted (as the case may be) for six months after the greenshoe is exercised. Accordingly, the SPV does not have beneficial ownership of the Common Stock underlying those convertible notes or those warrants. The SPV also holds convertible notes that are convertible into 255,730 shares of Common Stock. These notes cannot be converted until July 4, 2010, and are also subject to a further limitation on their conversion into common stock that limits the amount of convertible notes that may be converted into stock each week. Accordingly, the SPV does not currently have beneficial ownership of the shares underlying these convertible notes.

Beneficial ownership of the above-referenced Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock.

The percentages herein are calculated based upon 191,810,882 shares of Common Stock issued and outstanding as of December 16, 2009, as reported on the Issuer's S-3 Amendment filed with the SEC on January 7, 2010, plus shares issuable upon the conversion or exercise of the 6,413,800 warrants and convertible notes referenced above.

A. BAM Opportunity Fund SPV, LLC

(a) Amount beneficially owned: 6,414,295
(b) Percent of class: 3.24%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,414,295
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,414,295

B. BAM Opportunity Fund, L.P.

(a) Amount beneficially owned: 0
(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 0

C. BAM Capital, LLC

(a) Amount beneficially owned: 0
(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 0

D. BAM Management, LLC

(a) Amount beneficially owned: 6,414,295
(b) Percent of class: 3.24%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,414,295
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,414,295

E. Hal Mintz

(a) Amount beneficially owned: 6,414,295
(b) Percent of class: 3.24%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,414,295
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,414,295

F. Ross Berman

(a) Amount beneficially owned: 6,414,295
(b) Percent of class: 3.24%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 6,414,295
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 6,414,295

This statement relates to Common Stock held by the SPV over which the Investment Manager has discretionary trading authority. The managing members of the Investment Manager are Ross Berman and Hal Mintz, who share investment management duties. Beneficial ownership of the Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock. The SPV, the Partnership, the General Partner, the Investment Manager, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person's pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The SPV is a private investment vehicle. As the manager of the SPV, the Investment Manager has the power to vote and dispose of the Common Stock owned by the SPV and, accordingly, may be deemed the "beneficial owner" of such Common Stock. The managing members of the Investment Manager are Hal Mintz and Ross Berman. Beneficial ownership of the Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 12, 2010

BAM Opportunity Fund SPV, LLC

By: BAM Management, LLC
its Manager

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC
its General Partner

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Capital, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 12, 2010, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Management, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, BAM Opportunity Fund SPV, LLC, a Delaware limited liability company, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "BAM Entities").

Each of the BAM Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.001 per share, of Genta Incorporated, a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the BAM Entities upon one week's prior written notice or such lesser period of notice as the BAM Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund SPV, LLC

By: BAM Management, LLC

its Manager

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC, its General Partner

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Capital, LLC

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Management, LLC

By: /s/ Ross Berman

Name: Ross Berman
Title: Managing Member

/s/ Ross Berman

Ross Berman

/s/ Hal Mintz

Hal Mintz